

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-mail
Michael D. Medzigian
Chief Executive Officer
Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **Carey Watermark Investors 2 Incorporated**
> **Registration Statement on Form S-11**
> **Filed June 11, 2014**
> **File No. 333-196681**

Dear Mr. Medzigian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note that you may invest in mortgage loans secured by commercial real properties and equity and debt securities, loans and other assets related to entities that are engaged in real estate-related businesses. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption plan. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

6.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

7.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section "Investment Objectives, Procedures and Policies" starting on page 50. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Cover Page

8.   Please confirm that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision.

9.   Please revise the summary risk factor in the 6th bullet point to clarify, if true, that you may pay distributions from offering proceeds, borrowings, or the sale of assets.

Prospectus Summary, page 1

Class A and Class C Common Stock, page 2

10.   We note your disclosure on page 3 that distributions on Class C Shares will likely be lower than distributions on Class A Shares and each share class could have a different NAV per share if distributions are not adjusted to take account of certain fees. Please revise your disclosure to clarify whether you intend to adjust distributions to take account of fees. In addition, please clarify whether the NAV per share as well as any liquidation distributions on Class C Shares will likely be lower than Class A Shares or advise.

Risk Factors, page 7

11.   Please revise your summary risk factors to describe the risk that it may be difficult to terminate your advisory agreement even for poor performance as you may incur significant fees upon termination. In addition, please clarify that you may change your targeted class of investments without shareholder notice or consent. Also, please revise the risk factor on page 8 to disclose the number of other entities for which your affiliates provide services. Please make similar revisions to your Risk Factors section as appropriate.

The Offering, page 11

12.   Please clarify whether sales to affiliates will count toward achieving your minimum offering amount.

Compensation, page 13

13.   We note that for purposes of your compensation table, you assume that 80% of the common stock sold in the offering are Class A Shares and that 20% are Class C Shares. Please revise your disclosure to explain your basis for this assumption. In addition, please revise your disclosure to disclose the maximum amount of selling commissions, dealer manager fees, and distribution and shareholder servicing fees for each of the Class A Shares and Class C Shares.

14.   We note you disclose on page 77 that you intend to reimburse your advisor for certain personnel costs, including annual compensation to Mr. Medzigian of $200,000. Please revise to clarify whether this is the only amount you will reimburse for the salaries and benefits to be paid to your named executive officers or revise to specifically disclose any other amounts. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fee, incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

15.   Please revise the table, as appropriate, to provide the estimated maximum amount to be paid for each category or advise. Please note that, disclosure regarding the maximum payable upon investments should take into account your ability to leverage your investments up to 60%. Please make similar revisions to the table starting on page 75 as appropriate.

16.   We note that you may enter into joint ventures with affiliates. Please clarify how fees will be handled in these situations.

17.   Please provide disclosure regarding the amount to be paid to your sub-advisor.

Operational Stage, page 14

18.   Please clarify, if true, that the amount to be paid to your advisor pursuant to the special general partner profit interest is in addition to the incentive fee that you will pay and that this amount may be paid, regardless of whether the investors have received 100% of their initial investment plus the six percent preferred return rate.

Risk Factors, page 19

19.   We note your disclosure on page 28 that you may seek to internalize management. Please add a risk factor to explain that, upon any internalization, certain key employees may not remain with the advisor but may instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if the advisor is internalized by another entity.

We make forward-looking statements …, page 22

20.   We note your disclosure that your "prospectus contains forward-looking statements within the meaning of the federal securities laws that are intended to be covered by the safe harbors created by those laws." Please note that you do not appear eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Therefore, please remove this statement or advise. Please make similar revisions throughout your prospectus as appropriate.

Conflicts of Interest, page 83

21.   Please disclose any other affiliated entities that are currently raising money or that still have money available for investment, and the amount available or that may become available for investment.

22.   We note that there are other entities affiliated with your dealer manager that are currently offering securities. Please disclose the conflicts that this may present for your dealer manager.

23.   We note that six of your seven directors and all of your officers are directors and officers of CWI 1. Please revise your disclosure in your Prospectus Summary, Risk Factors, and Conflicts of Interest sections to more specifically discuss the conflicts of interest, including time conflicts, that these individuals face given their duties for multiple W.P. Carey or Watermark Capital Partners' sponsored programs.

Management, page 88

24.   Please provide separate disclosure regarding the significant employees of your advisor and your sub-advisor. Please refer to Item 401(c) of Regulation S-K.

Prior Programs, page 111

25.   We note that you provide disclosure on page 117 regarding the operations of Carey Watermark Investors 1. Please provide similar disclosure regarding your other programs as appropriate in accordance with Item 8 of Industry Guide 5 or advise.

Information about the Currently Operating Programs and CWI 1, page 116

26.   Please revise your disclosure to explain why there are two distribution rates for CPA 18 –
        Global Class A shares.

Note 3. Agreements and Transactions with Related Parties, page F-6

27.   We note your disclosure that you expect to enter into an advisory agreement with the
        advisor under which the advisor would be reimbursed for organization and offering costs
        incurred in connection with your offering. We also note that the entering into the
        advisory agreement and the payment of any fees is contingent on the consummation of
        the offering. Please disclose the amount of organization and offering costs incurred by
        your advisor.

Annex A. Prior Performance Tables, page A-1

28.   We note your reference to purchasing shares in CPA 18. Please revise your disclosure to
        reference this offering and revise your other disclosure in this section as appropriate. In
        addition, please update to include CPA 18 or advise.

Exhibits

29.   Please file all required exhibits as promptly as possible. If you are not in a position to file
        your legal and tax opinions with the next amendment, please provide a draft copy for us
        to review. The draft opinions should be filed as EDGAR correspondence. In addition,
        we note the exhibit list includes "form of" agreements. Please advise us if you do not
        intend on filing final, executed agreements prior to effectiveness of the registration
        statement.

30.   Please file the agreement with your sub-advisor in accordance with Item 601(b)(10) of
        Regulation S-K or tell us why you believe you are not required to file this agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Kristi Marrone at (202)551-3429 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Kathleen L. Werner, Esq. (*via e-mail*)

FY 2013